Buckreef Gold - Ball Mills at the Gates

FOR IMMEDIATE RELEASE – February 22, 2022

TORONTO, February 22, 2022 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) is pleased to provide an update on recent milestones achieved on the 1,000+ tpd (tonnes per day) plant expansion at the Buckreef Gold Project (Buckreef Gold).

Buckreef Gold continues to advance construction of a 1,000+ tpd oxide processing plant while simultaneously successfully operating the 360 tpd operation.

Highlights for the month of February 2022 include:

•Ball Mills Arrival: Two new 360 tpd ball mills (to the same specifications and from the same manufacturer as the existing operational mill) have now arrived at site (Figure 1). The delivery of this key long-lead item removes considerable timeline risk, and the Company reiterates our Q2/Q3 guidance for commissioning of the 1,000+ tpd processing plant

•TSF-2 Completion: The second tailings storage facility (TSF) for processed oxide material has been completed. The new facility, with planned future ‘lifts’ provides two years of storage. TSF-3 planning is now in progress

•Elution Circuit Completion: A new elution column (circuit) has been installed at Buckreef Gold enabling larger gold pours (2 to 3 times a month) with greater efficiency of gold recovery from pregnant carbon

•Significant Run of Mine (ROM) Pad Balance: The mine has built up an important inventory of mined material on the ROM pad of (end of January 2022): 59,000 tonnes at 1.87 g/t containing an estimated 3,532 ounces of gold. A further stockpile of crushed mill feed of 4,800 tonnes at 3.43 g/t containing an estimated 533 ounces of gold has been accumulated between the crusher and mill

•Temporary Road Detour Completed: A temporary road detour has been completed around the north end of the open pit allowing for the pit to be extended a further 150 meters prior to the final road detour around the ultimate pit shell

•Geotechnical Work Completed on Site for new Carbon-in-Leach (CIL) Tanks: Geotechnical analysis has been completed for the site area of the new, enlarged CIL tanks of the 1,000+ tpd processing plant and earthworks will commence in February

“The arrival of the two new ball mills at the gates of Buckreef marks a significant milestone for the Company. Following our initial success in building the 360 tpd processing plant (as an advance of the 1,000+ tpd oxide processing facility), we are excited about the second phase build to 1,000+ tpd processing capability in the coming months. The projected increase in cash flow from the expanded processing plant is expected to enable us to continue to advance Buckreef in a shareholder accretive fashion.” noted Stephen Mullowney, Chief Executive Officer of TanGold.

The targeted completion date of the 1,000+ tpd processing plant is calendar Q2/Q3 2022 and the expanded processing plant is expected to produce 15,000 – 20,000 oz of gold per year based on the initial mine plan and grade profile.

Figure 1: New 360 tpd Ball Mills Arriving at Buckreef Gold Mine

About Tanzanian Gold Corporation

TanGold along with its joint venture partner, STAMICO is advancing a significant gold project at Buckreef in Tanzania. Buckreef is anchored by an expanded Mineral Resource published in May 2020. Measured Mineral Resource is 19.98 million tonnes (“MT”) at 1.99 grams per tonne (“g/t”) gold (“Au”) containing 1,281,161 ounces (“oz”) of gold and Indicated Mineral Resource is 15.89 MT at 1.48 g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for contained gold of 635,540 oz of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR on June 23, 2020 and with the SEC on June 23, 2020, as amended (the “Technical Report”), for more information. Buckreef is being advanced in a value accretive sustainable manner through:

Expanding Production Profile: A 360 tonne per day (“tpd”) processing plant is being expanded to 1,000+ tpd, enabling a near term production profile of 15,000 - 20,000 oz of gold per year.  Positive operating cash flow will be utilized for value enhancing activities, including exploration and Sulphide Project Development.

Exploration: Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by: (i) step-out drilling in the northeast extension of Buckreef Main; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) develop exploration program for the newly discovered Anfield Zone; (v) upgrade historical mineral resources at Bingwa and Tembo; and (vi) identification of new prospects at Buckreef Gold Project, and in the East African region.

Sulphide Development Project: Unlocking the value of the Sulphide Project in which the ‘sulphide ore’ encompasses approximately 90% of the Resources. It is the goal of the Company to substantially exceed all metrics as outlined in the Technical Report, including annual production and strip ratio.

For further information, please contact Michael Leonard, CFO m.leonard@tangoldcorp.com, 416-315-0662, or visit the Company website at www.tangoldcorp.com

Andrew M. Cheatle, P.Geo., the Company’s COO and Director, is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release.

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Tanzanian Gold Corporation is providing the reference of the research report in this press release for information only.

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TanGold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the continued operating cash flow, expansion of its process plant, the ability to successfully expand production to 1,000 tpd, estimation of mineral resources, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that Tanzanian Gold files with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov.

The information contained in this press release is as of the date of the press release and TanGold assumes no duty to update such information.